SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number: 1-14100

A.	Full title of plan and the address of the plan, if different from that of the issuer named below

Impac Funding Corporation 401(k)

Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

IMPAC Mortgage Holdings, Inc.

1401 Dove Street

Newport Beach, Ca 92660

Impac Funding Corporation 401(k)

Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Independent Auditors’ Report Thereon)

Impac Funding Corporation 401(k)

Profit Sharing Plan

All schedules omitted are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Impac Funding Corporation 401(k)

Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Impac Funding Corporation 401(k) Profit Sharing Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Impac Funding Corporation 401(k) Profit Sharing Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Orange County, California

June 22, 2004

Impac Funding Corporation 401(k)

Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Investments:
Cash and cash equivalents	$213,803	33,866
Common collective trust	5,822,362	2,647,297
Common stock	7,031,172	4,424,734
Loans to participants	160,417	98,667

Total investments at fair value	13,227,754	7,204,564
Receivables:
Employer contribution	655,668	550,495

Net assets available for plan benefits	$13,883,422	7,755,059

See accompanying notes to financial statements.

Impac Funding Corporation 401(k)

Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Contributions:
Employer (note 1)	$655,668	550,495
Participants	1,372,660	1,042,504

	2,028,328	1,592,999

Investment income:
Interest	9,744	8,841
Net appreciation in fair value of investments	4,391,635	1,394,380

	4,401,379	1,403,221

Total additions	6,429,707	2,996,220

Deductions from net assets attributed to:
Benefits paid to participants	301,344	128,524

Total deductions	301,344	128,524

Increase in net assets available for benefits	6,128,363	2,867,696
Net assets available for benefits:
Beginning of year	7,755,059	4,887,363

End of year	$13,883,422	7,755,059

See accompanying notes to financial statements.

Impac Funding Corporation 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of Plan

The following description of the Impac Funding Corporation 401(k) Profit Sharing Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of IMPAC Funding Corporation and its affiliated companies (the Principal Employer). Employees become eligible for participation in the Plan upon 6 months of employment. Participants must be employed on the last day of the Plan year to share in the employer’s matching contribution. In order to become a participant, each eligible employee authorizes contributions by filing a 401(k) enrollment/change of status election. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2001, IMPAC Funding Corporation (the Principal Employer) and its affiliated companies participated in the Imperial Credit Industries, Inc. Salary Investment Plan (the Prior Plan) for the benefit of its employees.

Effective as of January 1, 2001, the portion of the Prior Plan attributable to the employees of the Principal Employer and its affiliated companies has been amended and restated as a separate Plan. The terms of the Plan are set forth and intended to continue to qualify as a profit sharing trust which meets the qualification and tax exemption requirements of Section 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended, and any other provisions of applicable law.

(b)	Contributions

No contribution is required by the Principal Employer; however, at the discretion of its board of directors, the Principal Employer may contribute out of its income and/or accumulated earned surplus an amount equal to a specified percentage of the tax-deferred contribution of the participants or a profit sharing contribution with the amount to be determined by the board of directors. The maximum annual contribution is 15% and 6% for “non-highly compensated” employees and “highly compensated” employees, respectively. For 2003, the Principal Employer chose to match the participants’ contributions at a rate of 50% of the portion of the Participants’ Elective Contribution not in excess of 4% of compensation. In addition, the Principal Employer elected to make an additional discretionary match.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Principal Employer’s contribution and (b) Plan earnings. Allocations other than the Principal Employer’s matching contributions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(Continued)

Impac Funding Corporation 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

(d)	Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loan repayments are to be made over a period not to exceed 5 years, except loans for the purchase of a primary residence in which case payment may exceed 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

(e)	Vesting

Participation in the Plan is voluntary. Employee contributions and the earnings as a result of each participant’s contributions are 100% vested and nonforfeitable. The Principal Employer’s basic matching contributions are 100% vested and nonforfeitable. The Principal Employer’s discretionary match shall become 100% vested after 3 years of service, on the participant’s attaining age 65, or on the participant’s death or total and permanent disablement.

(f)	Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account or annual (or more frequent) installments over a period not to exceed the life expectancy of the participant.

(g)	Forfeited Accounts

Under the terms of the Plan, forfeitures shall be used to reduce future Employer Contributions or to defray the expenses of the Plan. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $32,000 and $0 respectively. The amount forfeited during the year ended December 31, 2003 and 2002 totaled $64,556 and $7,892, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Trust Fund Managed by Investment Advisory Committee

Under the terms of the Plan, the assets of the Plan are placed in trust with UBS Fiduciary Trust Company (the Trust), and are held by Mellon Trust, custodian. Assets are managed under the direction of Employee Compensation and Benefits Committee of the Principal Employer’s board of directors (the Committee). The Committee has delegated certain of its ordinary management and investment responsibilities to certain members of the Company’s Executive Committee and the Human Resources Director. Committee members are appointed for an indefinite term by the Company’s board of directors. The Committee has full discretionary authority to administer the Plan and the trust agreement.

(Continued)

Impac Funding Corporation 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

The investments and changes therein of these trust funds are reported at fair market values based upon quotations obtained from national securities exchanges or latest bid prices. Security transactions are accounted for on a trade-date basis. Realized gains and losses on the sale of investments are computed using the average cost method. Participant loans are valued at their outstanding balance which approximates fair value.

(c)	Disclosure about Fair Value of Financial Instruments

Substantially all of the Plan’s financial instruments are carried at fair value or amounts approximating fair value. The GIC Portfolio is carried at contract value or amounts approximating contract value.

(d)	Use of Estimates

Certain estimates and assumptions have been made relating to the reporting of Plan assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(e)	Administrative Expenses

All administrative expenses of the Plan were paid directly by the Principal Employer.

(f)	Risks and Uncertainties

The Plan provides for various investment options including mutual funds and common stock. Investments are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in various risk factors in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

(g)	Concentration

The Plan’s investment in Impac Mortgage Holdings, Inc. common stock comprises 51% and 57% of its net assets as of December 31, 2003 and 2002, respectively.

(3)	Investments

The following table presents the fair values of those investments at December 31, 2003 and 2002, which represent 5% or more of the Plan’s net assets separately identified, as included in the trustee’s certification.

	Fair value
Identity of party and description of asset	2003	2002
IMPAC Mortgage Holdings, Inc. Common Stock	$7,031,172	4,424,734
UBS GIC Portfolio	832,551	471,416
UBS Large Company Value Portfolio	698,436	338,591
Others individually less than 5% of net assets	4,291,375	1,837,290

Total	$12,853,534	7,072,031

During 2003 and 2002, the Plan’s common collective trusts (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $868,957 and $1,010,745, respectively, and the Plan’s stock appreciated in value by $3,522,678 and $383,635, respectively.

(Continued)

Impac Funding Corporation 401(k)

Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

Allocation of Plan Assets

Employee contributions are allocated to various funds based on the election made by each participant. Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions, and other additions or subtractions that may be appropriate. Under the daily valuation record-keeping system, earnings are allocated on the basis of current shares held in each participant’s account and the accounts are valued daily.

(4)	Plan Termination

Although the Principal Employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participants become 100% vested in their account balances.

(5)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Principal Employer by a letter dated April 10, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since then. The Principal Employer and the Plan’s tax counsel believe that the Plan as amended is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Related Party Transactions

The Plan held 386,116 and 384,755 shares of common stock of IMPAC Mortgage Holdings, Inc., an affiliate of the Principal Employer, at December 31, 2003 and 2002, respectively.

Schedule

Impac Funding Corporation 401(k)

Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*IMH Stock	Common Stock 386,116 shares	$4,172,678	7,031,172
UBS Mid-Cap Growth Portfolio	Common Collective Trusts 79,279 units	601,877	642,637
UBS GIC Portfolio	Common Collective Trusts 29,699 units	793,474	832,551
UBS Fixed Income Index Portfolio	Common Collective Trusts 40,553 units	540,104	566,366
UBS Tactical Allocation Portfolio	Common Collective Trusts 74,304 units	629,229	692,595
UBS Large Growth Portfolio	Common Collective Trusts 67,559 units	638,725	673,766
UBS Large Company Value Portfolio	Common Collective Trusts 13,930 units	623,245	698,436
UBS Strategic Growth Portfolio	Common Collective Trusts 40,140 units	680,049	674,004
UBS Small Company Growth Portfolio	Common Collective Trusts 7,056 units	417,680	496,773
UBS International Growth Portfolio	Common Collective Trusts 42,952 units	470,864	545,234
Participants loans	15 loans with interest rates
	ranging from 5 to 10.5%	160,417	160,417

		$9,728,342	13,013,951

*	Denotes a party in interest.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC FUNDING CORPORATION

By:	/s/ June Jeong-Reifeiss
Its:	Vice President, Human Resources

Date: June 30, 2004

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm